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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(a)

(Amendment No. )*

Andrx Corporation

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

034553107

(CUSIP Number)

Jerome J. Lande
MMI Investments, L.P.
1370 Avenue of the Americas
New York, New York 10019
(212) 586-4333

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 29, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 034553107			Page 2 of 11

1.	Name of Reporting Person: MMI Investments, L.P.		I.R.S. Identification Nos. of above persons (entities only): 141810589

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 3,700,000

		8.	Shared Voting Power:

		9.	Sole Dispositive Power: 3,700,000

		10.	Shared Dispositive Power:

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,700,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 5.1%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 034553107			Page 3 of 11

1.	Name of Reporting Person: MCM Management, LLC		I.R.S. Identification Nos. of above persons (entities only): 141814578

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 3,700,000

		8.	Shared Voting Power:

		9.	Sole Dispositive Power: 3,700,000

		10.	Shared Dispositive Power:

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,700,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 5.1%

14.	Type of Reporting Person (See Instructions): OO

ITEM 1. SECURITY AND ISSUER

          This statement on Schedule 13D (this “Statement”) relates to the Common Stock, par value $.001 per share (the “Common Stock”), of Andrx Corporation, a Delaware corporation (the “Issuer” or the “Company”), the principal executive offices of which are located at 4955 Orange Drive, Davie, Florida 33314.

ITEM 2. IDENTITY AND BACKGROUND

     (a) This statement is being filed on behalf of (i) MMI Investments, L.P., a Delaware limited partnership (“MMI Investments”) and (ii) MCM Management, LLC, a Delaware limited liability company that is the sole general partner of MMI Investments (“MCM”). MMI Investments and MCM are herein together sometimes called the “Reporting Persons”. Set forth on Schedule I, annexed to this Statement and incorporated herein by reference, is the name, business address and present principal occupation or employment, and the name and address of any corporation or other organization in which such occupation or employment is conducted, of each voting member (each of whom is also an executive officer) of MCM as of the date hereof.

     (b) The business address of both of the Reporting Persons is 1370 Avenue of the Americas, New York, New York 10019.

     (c) MMI Investments is engaged primarily in the business of investing in publicly traded securities. MCM is the sole general partner of MMI Investments and its principal business is investing in publicly traded securities.

     (d) Neither of the Reporting Persons nor, to each Reporting Person’s knowledge, any individual listed on Schedule I, is required to disclose legal proceedings pursuant to Item 2(d) of Schedule 13D.

     (e) Neither of the Reporting Persons nor, to each Reporting Person’s knowledge, any individual listed on Schedule I, is required to disclose legal proceedings pursuant to Item 2(e) of Schedule 13D.

     (f) To each Reporting Person’s knowledge, each of the individuals identified on Schedule I is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          The total purchase price of the 3,700,000 shares of Common Stock (the “Shares”) purchased by MMI Investments was $75,723,967; the source of funds is a combination of MMI’s working capital and margin loans. These margin loans were obtained from Bear, Stearns & Co. Inc. and Merrill Lynch & Co. under customary terms and conditions. The entire principal amount of such margin loans remains outstanding as of the date of this Statement.

- Page 4 of 11 -

ITEM 4. PURPOSE OF TRANSACTION

          MMI Investments purchased the Shares as part of its investment activities. The Reporting Persons intend to review and evaluate the investment by MMI Investments in the Common Stock of the Issuer on an ongoing basis and may, depending upon their evaluation of the business and prospects of the Issuer, or such other considerations as they may deem relevant, determine to increase, decrease, or dispose of MMI Investments’ holdings of Common Stock. As a part of such review and evaluation, the Reporting Persons may communicate with the Issuer’s management, directors and other shareholders.

          Other than as described in this Item 4, neither Reporting Person, nor, to the knowledge of each Reporting Person, any individuals listed on Schedule I, has any current plan or proposal that relates to or would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D; provided that the Reporting Persons reserve the right to develop such plans or proposals.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a)-(b) Based on 73,185,000 shares of Common Stock outstanding as of April 28, 2005, as reported in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2005 filed with the SEC on May 4, 2005, the Shares owned by MMI Investments represent approximately 5.1% of the outstanding Common Stock. MMI Investments has the sole power to direct the vote and disposition of such Shares on the date of this Statement. However, by virtue of being the general partner of MMI Investments, MCM may be deemed to be the beneficial owner of the Shares owned by MMI Investments and to have sole power over the voting and disposition of such Shares as a result of its having the sole power to make voting and disposition decisions on behalf of MMI Investments with respect to such Shares.

          Except for the Shares owned by MMI Investments, as of the date hereof, neither MCM nor, to MMI Investments’ and MCM’s knowledge, any of the persons listed on Schedule I, owns any Common Stock of the Issuer or has any right to acquire, directly or indirectly, any beneficial ownership of other Common Stock of the Issuer.

     (c) Except for the open market purchases of Common Stock by MMI Investments set forth in Schedule II attached hereto and incorporated herein by reference, there have been no transactions with respect to the Common Stock during the past 60 days by MMI Investments, MCM, or, to either Reporting Person’s knowledge, any of the persons listed on Schedule I.

     (d) No person other than MMI Investments is known to either Reporting Person to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of, any of the Shares referred to in Item 5(a) above.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          By virtue of being the general partner of MMI Investments, MCM may be deemed to be the beneficial owner of the Shares of the Issuer owned by MMI Investments. Other than as described in Item 3 of this Statement (and the Joint Filing Agreement filed as an Exhibit to this Statement), there are no contracts, arrangements or understandings between the Reporting Persons or between either of the Reporting Persons and any other person with respect to any securities of the Issuer.

- Page 5 of 11 -

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

          See Exhibit Index appearing elsewhere herein, which is incorporated herein by reference.

- Page 6 of 11 -

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete, and correct.

     Pursuant to Rule 13d-1(k)(1)(iii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree that the attached statement is filed on behalf of each of them.

Date: July 20, 2005

MMI INVESTMENTS, L.P.
By:	MCM Management, LLC
General Partner

By:	/s/ JEROME J. LANDE
Jerome J. Lande
Executive Vice President

MCM MANAGEMENT, LLC
By:	/s/ JEROME J. LANDE
Jerome J. Lande
Executive Vice President

- Page 7 of 11 -

SCHEDULE I

Name and Business Address	Position and Principal Occupation

John S. Dyson 1370 Avenue of the Americas New York, New York 10019	Voting Member and Chairman of MCM; Voting Member and Chairman of Millcap Advisors, LLC (“Millcap”), a Delaware limited liability company 1370 Avenue of the Americas, New York, New York 10019

Clay B. Lifflander 1370 Avenue of the Americas New York, New York 10019	Voting Member and President of MCM; Voting Member and President of Millcap

- Page 8 of 11 -

SCHEDULE II

OPEN MARKET PURCHASES BY MMI INVESTMENTS
DURING THE PAST 60 DAYS

Trade Date	Number of Shares	Price/Share

06/02/05	50,000	$20.02
06/03/05	100,000	19.89
06/06/05	120,000	19.81
06/07/05	5,000	19.80
06/22/05	70,000	20.47
06/24/05	40,000	20.33
06/27/05	100,000	19.95
06/28/05	32,000	20.23
06/29/05	65,550	20.24

- Page 9 of 11 -

EXHIBIT INDEX

Number	Description

1.	Joint Filing Agreement dated as of July 20, 2005, by and between MMI Investments and MCM

- Page 10 of 11 -